Filed Pursuant to Rule 424(b)(3)
Registration No. 333-160748

STEADFAST INCOME REIT, INC.
SUPPLEMENT NO. 19 DATED DECEMBER 5, 2012
TO THE PROSPECTUS DATED APRIL 24, 2012
This document supplements, and should be read in conjunction with, our prospectus dated April 24, 2012, as supplemented by Supplement No. 15, dated October 16, 2012, Supplement No. 16, dated October 26, 2012, Supplement No. 17, dated November 8, 2012, and Supplement No. 18, dated November 15, 2012, relating to our offering of up to $1,650,000,000 in shares of our common stock. Terms used and not otherwise defined in this Supplement No. 19 shall have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 19 is to disclose:

•	the status of our public offering;

•	an update to our net tangible book value per share;

•	an update on the management and financing of Sycamore Terrace Apartments, a residential property located in Terre Haute, Indiana; and

•	our recent property acquisitions.
Status of Our Public Offering
We commenced our initial public offering of up to $1,650,000,000 in shares of our common stock on July 19, 2010. As of November 30, 2012, we had received and accepted investors’ subscriptions for and issued 20,457,682 shares of our common stock in our public offering, resulting in gross offering proceeds of approximately $204,105,370. As of November 30, 2012, we had raised approximately $209,798,657 in gross offering proceeds in both our private and public offerings. Effective September 10, 2012, the offering price per share in our public offering is $10.24 and the offering price for shares issued pursuant to our distribution investment plan is $9.73

As of November 30, 2012, approximately 129,828,069 shares of our common stock remained available for sale to the public under our initial public offering, excluding shares available under our distribution reinvestment plan. We will sell shares of our common stock in our initial public offering until the earlier of July 9, 2013 or the date on which the maximum offering amount has been sold.
Our Net Tangible Book Value Per Share
As of September 30, 2012, our net tangible book value per share was $6.83, compared to our current offering price of $10.24 per share. Net tangible book value per share of our common stock is determined by dividing the net tangible book value based on the September 30, 2012 net book value of tangible assets (consisting of total assets less intangible assets, which are comprised of deferred financing and leasing costs and acquired in-place lease value, net of liabilities to be assumed) by the number of shares of our common stock outstanding as of September 30, 2012. Net tangible book value is used generally as a conservative measure of net worth that we do not believe reflects our estimated value per share. It is not intended to reflect the value of our assets upon an orderly liquidation of the company in accordance with our investment objectives. Additionally, investors who purchase shares in this offering will experience dilution in the percentage of their equity investment in us as we sell additional common shares in the future pursuant to this offering, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.
Management and Financing of Sycamore Terrace Apartment
As previously disclosed, on September 20, 2012, or the Sycamore Terrace closing date, we acquired a 178-unit multifamily residential community located in Terre Haute, Indiana, referred to as Sycamore Terrace Apartments, or the Sycamore Terrace property, through SIR Sycamore Terrace, LLC, or SIR Sycamore Terrace, for an aggregate purchase price of $16,500,000, excluding closing costs.

Property Management
The Sycamore Terrace property has been jointly managed by our affiliate, Steadfast Management Company, Inc., or Steadfast Management, and Thompson Thrift Development, Inc. (d/b/a Watermark Residential) since the Sycamore Terrace closing date. On November 27, 2012, SIR Sycamore Terrace entered into a management agreement with Steadfast Management pursuant to which Steadfast Management will serve as the exclusive leasing agent and manager of the Sycamore Terrace property. Pursuant to the management agreement, SIR Sycamore Terrace will pay Steadfast Management a monthly management fee in an amount equal to 3.5% of the Sycamore Terrace property’s gross collections (as defined in the management agreement) for each month.

Financing
On November 28, 2012, SIR Sycamore Terrace obtained mortgage financing on the Sycamore Terrace property in the aggregate principal amount of $11,550,000 from Berkeley Point Capital LLC, or the lender, subject to the Federal Home Loan Mortgage Corporation (“Freddie Mac”) Adjustable Mortgage Purchase Program, which we refer to as the “Sycamore Terrace loan,” as evidenced by a Multifamily Note, or the Sycamore Terrace note, and pursuant to a Multifamily Loan and Security Agreement, or the Sycamore Terrace loan agreement. The Sycamore Terrace loan has a maturity date of December 1, 2019. SIR Sycamore Terrace paid a loan origination fee of $80,850 to the lender in connection with the Sycamore Terrace loan.

Interest on the outstanding principal balance of the Sycamore Terrace loan accrues at an adjustable interest rate, and a monthly payment of principal and interest is due and payable on the first day of each month, commencing January 1, 2013, and continuing until and including the monthly payment due on the maturity date, as further described in the Sycamore Terrace note. SIR Sycamore Terrace may voluntarily prepay all, but not less than all, of the unpaid principal balance of the Sycamore Terrace loan and all accrued interest thereon and other sums due to the lender under the Sycamore Terrace loan subject to the payment of a prepayment fee to the lender, calculated in accordance with the terms of the Sycamore Terrace note.

The performance of the obligations of SIR Sycamore Terrace under the Sycamore Terrace loan is secured by a Multifamily Mortgage, Assignment of Rents, Security Agreement and Fixture Filing, or mortgage, by SIR Sycamore Terrace to and for the benefit of the lender with respect to the Sycamore Terrace property. Additionally, pursuant to an Assignment of Security Agreement, SIR Sycamore Terrace assigned all of its rights, title and interests in the mortgage to the lender, effective upon an event of default under any of the Sycamore Terrace loan documents (as defined below).

SIR Sycamore Terrace will have no personal liability under the Sycamore Terrace note, the Sycamore Terrace loan agreement or any other loan document, collectively referred to as the “Sycamore Terrace loan documents,” for the repayment of the principal and interest and any other amounts due under the Sycamore Terrace loan documents, or for the performance of any other obligations under the Sycamore Terrace loan documents, unless otherwise noted in the Sycamore Terrace loan documents. In connection with the Sycamore Terrace loan, we have absolutely, unconditionally and irrevocably guaranteed to the lender the full and prompt payment and performance when due of all amounts, obligations and liabilities for which SIR Sycamore Terrace is personally liable under the Sycamore Terrace note. We also have absolutely, unconditionally and irrevocably guaranteed to the lender all costs and expenses incurred by the lender in enforcing the rights we guaranteed.
Our Recent Property Acquisitions
As described in greater detail below, we acquired Ashley Oaks, a multifamily community located in San Antonio, Texas on November 29, 2012, and Arrowhead Apartments and The Moorings Apartments, multifamily communities located in Palatine, Illinois and Roselle, Illinois, respectively, on November 30, 2012. With the acquisition of these three properties, we have invested over $415 million in 24 properties in nine states representing 5,250 units and 8,995 square feet of commercial space. Our first two properties were acquired in 2010, we added six properties in 2011, and have purchased sixteen additional assets so far in 2012.

Acquisition of Ashley Oaks
On November 29, 2012, we acquired from a third party seller a fee simple interest in a 462-unit multifamily residential community located in San Antonio, Texas known as Ashley Oaks, or the Ashley Oaks property, through SIR Ashley Oaks, LLC, or SIR Ashley Oaks, a wholly-owned subsidiary of our operating partnership.

SIR Ashley Oaks acquired the Ashley Oaks property for an aggregate purchase price of $30,790,000, excluding closing costs. SIR Ashley Oaks financed the payment of the purchase price for the Ashley Oaks property with a combination of (1) proceeds from our ongoing public offering, and (2) the assumption of an existing mortgage loan from Fannie Mae in the original principal amount of $21,712,000.

An acquisition fee of approximately $618,000 was earned by Steadfast Income Advisor, LLC, our advisor, in connection with the acquisition of the Ashley Oaks property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Ashley Oaks property as of the closing of the acquisition was 6.89%. For additional information on how we calculate the capitalization rate, see “—Our Real Estate Portfolio” in Prospectus Supplement No. 15.

The Ashley Oaks property is a 462-unit residential community constructed between 1985 and 1995. The Ashley Oaks property is comprised of 22 three-story residential buildings on a 18.46-acre site. The apartments at the Ashley Oaks property consist of a mix of one, two and three-bedroom units averaging 850 square feet per unit. Average in-place monthly rent at the Ashley Oaks property was approximately $743 as of November 27, 2012. Unit amenities at the Ashley Oaks property include well-equipped kitchens, ceiling fans, carpet and vinyl tile, washer and dryer connections, patios/balconies with exterior storage, walk-in closets and central air conditioning. In addition, select units have vaulted ceilings, wood burning fireplaces and built-in bookshelves. Property amenities at the Ashley Oaks property include a gated community, clubhouse, three swimming pools and one spa, a fitness center, a business center, covered parking, picnic areas with barbecues, and a media room. Occupancy at the Ashley Oaks property was 92% as of November 27, 2012. We have engaged Steadfast Management to serve as the property manager for the Ashley Oaks property.

Acquisition of Arrowhead Apartments
On November 30, 2012, we acquired from a third party seller a fee simple interest in a 200-unit multifamily residential community located in Palatine, Illinois known as Arrowhead Apartments, or the Arrowhead property, through SIR Arrowhead, LLC, or SIR Arrowhead, a wholly-owned subsidiary of our operating partnership.

SIR Arrowhead acquired the Arrowhead property for an aggregate purchase price of $16,750,000, excluding closing costs. SIR Arrowhead financed the payment of the purchase price for the Arrowhead property with a combination of (1) proceeds from our ongoing public offering, and (2) a loan in the aggregate principal amount of $12,562,000 from PNC Bank, National Association, or PNC, pursuant to the requirements of the Freddie Mac Capital Markets Execution Program.

An acquisition fee of approximately $339,000 was earned by our advisor in connection with the acquisition of the Arrowhead property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Arrowhead property as of the closing of the acquisition was 7.05%.

The Arrowhead property is a 200-unit residential community constructed in 1976. The Arrowhead property is comprised of nine two and three-story residential buildings on an 11-acre site. The apartments at the Arrowhead property consist of a mix of one, two, and three-bedroom units averaging 863 square feet per unit. Average in-place monthly rent at the Arrowhead property was approximately $989 as of November 27, 2012. Unit amenities at the Arrowhead property include standard kitchen and appliance packages, ceiling fans, walk-in closets, patios or balconies and extra storage. Property amenities at the Arrowhead property include a clubhouse, fitness center, laundry facilities, pool with deck, well-appointed landscaping, expansive dog park and children’s play area. Occupancy at the Arrowhead property was 98% as of November 27, 2012. We have engaged Steadfast Management to serve as the property manager for the Arrowhead property.

Acquisition of The Moorings Apartments
On November 30, 2012, we acquired from a third party seller a fee simple interest in a 216-unit multifamily residential community located in Roselle, Illinois, known as The Moorings Apartments, or the Moorings property. We acquired the Moorings property through SIR Moorings, LLC, or SIR Moorings, a wholly-owned subsidiary of our operating partnership.

SIR Moorings acquired the Moorings property for an aggregate purchase price of $20,250,000, excluding closing costs. SIR Moorings financed the payment of the purchase price for the Moorings property with a combination of (1) proceeds from our ongoing public offering, and (2) a loan in the aggregate principal amount of $15,187,000 from PNC pursuant to the requirements of the Freddie Mac Capital Markets Execution Program.

An acquisition fee of approximately $409,000 was earned by our advisor in connection with the acquisition of the Moorings property, which acquisition fee is expected to be paid to our advisor subject to the terms of our advisory agreement with our advisor. The capitalization rate for the Moorings property as of the closing of the acquisition was 6.89%.

The Moorings property is a 216-unit residential community constructed in 1977. The Moorings property is comprised of eight two and three-story residential buildings on a 12-acre site. The apartments at the Moorings property consist of a mix of one, two, and three-bedroom units averaging 880 square feet per unit. Average in-place monthly rent at the Moorings property was approximately $1,005 as of November 27, 2012. Unit amenities at the Moorings property include standard kitchen and appliance packages, ceiling fans, walk-in closets, patios or balconies and extra storage. Property amenities at the Moorings property include a clubhouse, business center, fitness center, laundry facilities, pool with deck and well-appointed landscaping. Occupancy at the Moorings property was 99% as of November 27, 2012. We have engaged Steadfast Management to serve as the property manager for the Moorings property.